Exhibit 3.1

Amendment to Articles of Incorporation of

Gas Natural Inc. (the “Corporation”)

Article IV of the Articles of Incorporation of the Corporation is amended and restated in its entirety to read as follows:

The total authorized number of shares of this Corporation is 31,500,000, of which 30,000,000 shall be shares of Common Stock of the par value of $0.15 each and of which 1,500,000 shall be shares of preferred stock of the par value of $0.15 each. The shares of Preferred Stock may be issued from time to time by the Board of Directors in one or more series with such designations, relative rights, preferences, limitations, dividend rates, redemption process, liquidation prices, conversion rights, sinking or purchase fund rights, and other provisions as the Board of Directors may establish, fix and determine. The holders of shares of Common Stock shall have one vote for each share of Common Stock held on each matter submitted to the holders of shares of Common Stock.